Exhibit 99.1

Sapiens to Announce Third Quarter 2020
Financial Results on November 5th, 2020

Holon, Israel – October 22, 2020 – Sapiens International Corporation (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that it will report its financial results for the third quarter that ended on September 30, 2020, on Thursday, November 5, 2020.

Management will host a conference call and webcast on November 5, 2020, at 9:30 a.m. Eastern Time (4:30 p.m. in Israel) to review and discuss Sapiens’ results.

Please call the following numbers (at least 10 minutes before the scheduled time) to participate:

North America (toll-free): +1-888-642-5032; International: +972-3-918-0609;

UK: 0-800-917-9141.

The live webcast of the call can be viewed on Sapiens’ website at https://www.sapiens.com/investor-relations/ir-events-presentations/.

If you are unable to join live, a replay of the call will be accessible until November 14, 2020, as follows: North America: +1-877-456-0009; International: +972-3-925-5900. A recorded version of the webcast will also be available via the Sapiens website for three months at the same location.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property & casualty, life, pension & annuity, reinsurance, financial & compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 500 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Investor Contact

Kim Rogers

Managing Director, Hayden IR

Mobile: +1 541-904-5075

Phone: +1 385-831-7337

SPNS@haydenir.com

Media Contact

Alex Zukerman

CMO and Chief of Strategy, Sapiens

+972 546 724 910

alex.zukerman@sapiens.com

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